UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Barfresh Food Group Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
067532101
(CUSIP Nubmer)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒

CUSIP No. 067532101
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,674,375
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,674,375
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,674,375
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 067532101
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,677,375
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,677,375
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,677,375
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 067532101
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,677,375
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,677,375
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,677,375
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14.	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

Lazarus Investment Partners LLLP, Lazarus Management Company LLC, and Justin B. Borus (collectively “Reporting Persons”) have previously reported their holdings of securities of the Issuer on Schedule 13G.  Reporting Persons’ holdings included Warrants exercisable for Common Stock that were not exercisable if the exercise would cause Reporting Persons to hold more than 9.99% of the Issuer’s Common Stock (computed in accordance with Section 13(d) of the Exchange Act).  On September 18, 2013, the Reporting Persons became the holders of more than 9.99% of the Issuer’s Common Stock without including the Warrants and the Warrants became exercisable, resulting in Reporting Persons having to include the Warrants in their holdings under Section 13(d), taking Reporting Persons’ percentage ownership above 20% and requiring the Reporting Persons to report on this Schedule 13D.

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the Common Stock of Barfresh Food Group Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 90 Madison Street, Suite 701, Denver, CO  80206.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the investment adviser and general partner of Lazarus Partners and Lazarus Macro Micro Partners LLLP (“Macro Micro Partners”), and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners and Macro Micro Partners. Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.  Macro Micro Partners’ holdings in the issuer consists of 3,000 shares of Common Stock, and it is not a Reporting Person.  Its shares are included in Lazarus Management’s and Mr. Borus’ holdings for the reasons set forth above.  The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners and Macro Micro Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold shares of the Issuer’s common stock and warrants to purchase common stock that were acquired for cash with Lazarus Partners’ own funds (or Macro Micro Partners’ funds for the 3,000 shares it acquired).

Item 4.  Purpose of Transaction.

(a)-(i)           The securities of the Issuer were purchased for investment in the ordinary course of Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-4 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule consist of 5,974,375 shares of Common Stock and Warrants to purchase an additional 8,700,000 shares of Common Stock held by Lazarus Partners and an additional 3,000 shares of Common Stock held by Macro Micro Partners (and reported only by Lazarus Management and Mr. Borus).  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 4 was calculated using information from Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2013, in which the Issuer stated that the number of shares of its common stock outstanding as of August 10, 2013 was 59,592,660 shares.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  On July 26, 2013, Lazarus Partners purchased 5,600,000 Units from the Issuer for a purchase price of $.25 a unit for a total purchase price of $1,400,000.  Each Unit consisted of 1 share of Common Stock, a 3 year warrant to purchase 1 share of Common Stock at an exercise price of $.25 per share (which may be exercised on a cashless basis) and a 5 year warrant to purchase one-half (½) share of Common Stock at an exercise price of $.50 per share.  3,000 shares of Common Stock (that were a part of the 5,600,000 Units) were purchased by Macro Micro Partners.  On August 5, 2013, Lazarus Partners purchased 200,000 Units for a purchase price of $.25 per Unit or a total purchase price of $50,000.  Each of the foregoing transactions was a purchase directly from the Issuer in a private negotiated transaction.  In addition, Lazarus Partners made the following open market purchases within the past 60 days:

Trade		Price Per	Total
Date	Quantity	Share	Amount

7/30/2013	10,200	0.4101	4,183.02
7/31/2013	15,200	0.4099	6,230.48
8/1/2013	1,000	0.41	410.00
8/19/2013	17,000	0.2751	4,676.70
8/20/2013	1,200	0.29	348.00
8/21/2013	200	0.28	56.00
8/22/2013	1,000	0.28	280.00
8/29/2013	2,500	0.3	750.00
8/30/2013	2,900	0.3	870.00
9/3/2013	1,200	0.2983	357.96
9/6/2013	20,300	0.2399	4,869.97
9/11/2013	200	0.3	60.00
9/13/2013	48,775	0.3097002	15,105.63
9/17/2013	20,000	0.35	7,000.00
9/18/2013	35,700	0.3876	13,837.32

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partners is a party to Subscription Agreements and Registration Rights Agreements with the Issuer dated July 26, 2013 and August 5, 2013 pursuant to which securities were purchased and Stock Purchase Warrants issued pursuant to the Subscription Agreements, as more fully described in Item 5 above.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of September 25, 2013, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2013.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Barfresh Food Group Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 25, 2013.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus